FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of February, 2004
                                        --------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
               ----------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes     No   X
                                       ---     ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

     Attached as Exhibit 1 is a copy of the Company's media release dated February 27, 2004 entitled "Half Year Report - Progen On Track to Meet Milestones; Further Encouragement for PI-88 from Avastin's Approval."


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Progen Industries Limited


Date:  February 27, 2004             By:  /s/  Milton McColl
       -----------                       ---------------------------------
                                          Milton McColl, Company Secretary


                                          EXHIBIT INDEX

Exhibit Number                                     Description
--------------                                     -----------
Exhibit 1       Copy of the Company's media release dated February 27, 2004 entitled "Half Year
                Report - Progen On Track to Meet Milestones; Further Encouragement for PI-88 from
                Avastin's Approval"


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